WiSA Technologies, Inc.

15268 NW Greenbrier Pkwy

Beaverton, OR 97006

February 12, 2025

Via EDGAR

Erin Donahue

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Securities and Exchange Commission

Washington, D.C. 20549

Re:	WiSA Technologies, Inc.
Registration Statement on Form S-3
Filed February 3, 2025
File No. 333-284657

Ladies and Gentlemen:

This correspondence responds to the verbal comments received from the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-mentioned Registration Statement on Form S-3 (the “Registration Statement”) by WiSA Technologies, Inc. (the “Company”, “we”, “us” or “our”). For convenience, the Staff’s verbal comments are summarized below in bold text, followed by our responses. We are concurrently filing with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Registration Statement on Form S-3

General

1.	We note that your incorporation by reference section is missing the quarterly reports on Form 10-Q for the quarterly periods after December 31, 2023. Please file a pre-effective amendment to incorporate such quarterly reports by reference.

Response: In response to the Staff’s comment, we have incorporated the quarterly reports on Form 10-Q by reference in Amendment No. 1.

If you have any questions or comments regarding the foregoing, please contact Aaron M. Schleicher, Esq. at (212) 660-3034 or aschleicher@sullivanlaw.com.

Very truly yours,

/s/ Nathaniel Bradley
Nathaniel Bradley
Chief Executive Officer

cc:	David E. Danovitch, Esq., Sullivan & Worcester LLP Aaron M. Schleicher, Esq., Sullivan & Worcester LLP